Sub-Item 77D: Policies with respect to security investments

Hartford International Stock HLS Fund

The fund may invest up to 25% of its total assets in securities of issuers in countries with emerging economies or emerging market securities.

Hartford LargeCap Growth HLS Fund

The fund seeks to achieve its goal by investing primarily in stocks that the fund’s sub-adviser believes have superior return potential.

The fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 and S&P 500 Indices.  The fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar securities.

Hartford MidCap Growth HLS Fund

Hartford MidCap Growth HLS Fund seeks long-term growth of capital.

The fund seeks to achieve its goal by investing primarily in growth style stocks.  The fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar securities.

Hartford SmallCap Value HLS Fund

Hartford SmallCap Value HLS Fund seeks capital appreciation.

The fund seeks to achieve its goal by investing primarily in value style stocks of small capitalization companies.  The fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar securities.